FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
Exhibit 1	TransAlta Corporation proxy form for 2002 Annual General Meeting
Exhibit 2	TransAlta Corporation Notice to Shareholders and Management Proxy Circular, dated March 14, 2002.

TransAlta Corporation

NOTICE TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of holders of common shares of TransAlta Corporation (the "Corporation") will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 9th Avenue S.W., Calgary, Alberta, T2P 2M3 on Wednesday, May 1, 2002 at 11:00 a.m. (Calgary time) for the purpose of:

(a) receiving the consolidated financial statements of the Corporation and the auditor's report thereon;

(b) electing directors;

(c) appointing auditors; and

(d) transacting such other business as may properly be brought before the Meeting.

By Order of the Board of Directors

Calgary, Alberta

March 14, 2002

Rodger D. Conner
Corporate Secretary

If you are unable to be present at the Meeting PLEASE USE ONE OF THE VOTING OPTIONS DESCRIBED IN THE ACCOMPANYING PROXY. If you choose to vote by mail, proxies must be deposited at the head office of the Corporation located at 110 12th Avenue S.W., Calgary, Alberta, T2P 2M1, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for holding the Meeting. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting.

Only shareholders of record at the close of business on March 15, 2002 will be entitled to vote at the Meeting, except to the extent that a person has transferred any shares of the Corporation after that date and the new holder of such shares establishes proper ownership and demands not later than 10 days before the Meeting to be included in the list of shareholders eligible to vote at the Meeting.

TransAlta Corporation

MANAGEMENT PROXY CIRCULAR

MANAGEMENT SOLICITATION

This management proxy circular is furnished in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (the "Corporation") for use at the Annual Meeting (the "Meeting") of the shareholders of the Corporation to be held on Wednesday, May 1, 2002 at 11:00 a.m. (Calgary time), or any adjournment thereof, for the purposes set out in the Notice to Shareholders.

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a shareholder you should convey your voting instructions in one of the three ways available to you: use of the paper proxy form to be returned by mail or delivery, use of the telephone voting procedure or use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Corporation.

The paper proxy form is the only voting option by which a shareholder may appoint a person as proxy other than the management nominees named on the proxy form.

Mail:

If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must then be returned to the head office of the Corporation located at 110 12th Avenue S.W., Calgary, Alberta, T2P 2M1, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone:

If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English and French). A shareholder must follow the instructions of the "Vote Voice" and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast their vote not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Internet:

If a shareholder elects to vote by Internet, then the shareholder must access the website:

www.proxyvoting.com/transalta

A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. A shareholder voting by Internet must cast their vote not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment of the Meeting).

The cost of solicitation will be borne by the Corporation and will be made primarily by mail. Directors, officers and regular employees of the Corporation may solicit proxies without special compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this information circular is given as at March 14, 2002.

APPOINTMENTS AND REVOCATION OF PROXIES

Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 12th Avenue S.W., Calgary, Alberta, T2P 2M1, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used or in person with the chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law. If the instructions were conveyed by telephone or the Internet then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.

CONFIDENTIALITY OF VOTING

Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Corporation, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are outstanding 168,239,399 fully paid and non-assessable common shares of the Corporation. A shareholder is entitled to one vote for each common share held. To the knowledge of management of the Corporation there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10 per cent of the common shares of the Corporation.

Only shareholders of record at the close of business on March 15, 2002 will be entitled to vote at the Meeting, except to the extent that a person has transferred any shares of the Corporation after that date and the new holder of such shares establishes proper ownership and demands not later than 10 days before the Meeting to be included in the list of shareholders eligible to vote at the Meeting.

ELECTION OF DIRECTORS

Each of the persons listed below is proposed to be nominated as a director of the Corporation to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed. The proposed nominees for election as directors, if re-elected, intend to re-appoint J.T. Ferguson as chair of the board following the Meeting.

The current board consists of 12 directors, however, it will consist of 13 directors following the Meeting.

The board has established three committees: the Audit and Environment Committee ("AEC"), the Human Resources Committee ("HRC"), and the Nominating and Corporate Governance Committee ("NCGC"). The membership of these committees is set out in the following table. There is no executive committee of the board.

All of the persons named in the following table are also proposed to be nominated as directors of TransAlta Utilities Corporation ("Utilities") and TransAlta Energy Corporation ("Energy"), each a subsidiary of the Corporation, by signed resolutions on the date of the Meeting. Unless specified in a paper, telephone or internet proxy form that the common shares of the Corporation represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom, with the exception of Gordon D. Giffin, are now directors of TransAlta.

Name	Year First Became Director	Committee Membership	Principal Occupation	Shares of Corporation Beneficially Owned and/or Controlled
				Common Shares(1)	Deferred Share Units(2)
Stanley Joseph Bright	1999	AEC	Vice Chairman of MidAmerican Energy Holdings Company (Electric and Gas Generation and Distribution) Chair and CEO of Iowa-Illinois Gas and Electric Company 1991 to 1999 (Electric and Gas Generation and Distribution)	5,000	3,665
Roderick Sheldon Deane	2000	AEC	Chairman Telecom Corporation of New Zealand Limited (Telecommunications) Chairman Fletcher Building Limited (Building) Chairman ANZ Banking Group (New Zealand) Limited (Banking) Chief Executive, Telecom Corporation of New Zealand Limited 1992-1999	-	3,001
Jack Cameron Donald	1993	HRC	Chairman Parkland Industries Ltd. (Petroleum Refining and Marketing)	7,928	-
John Thomas Ferguson, F.C.A.	1981	AEC HRC NCGC	Chair, TransAlta Corporation (Electric Industry Holding Company) Chairman of the Board, Princeton Developments Ltd. (Commercial Real Estate Development)	16,017	4,684

Name	Year First Became Director	Committee Membership	Principal Occupation	Shares of Corporation Beneficially Owned and/or Controlled
				Common Shares(1)	Deferred Share Units(2)
Gordon D. Giffin(3)	2002		Vice-Chairman and Managing Partner Long Aldridge & Norman (Attorneys)	-	-
Christopher Hampson, CBE	1994	AEC	Chairman RMC Group, PLC (Construction Materials)	9,108	-
Charles Harold Hantho, C.M. F.C.A.E.	1992	HRC NCGC	Chairman, Dofasco Inc. (Integrated Producer of Flat Rolled Steel) Chairman, Camco Inc. (Appliance Manufacturer)	2,000	5,381
Louis Davies Hyndman, O.C., Q.C.	1986	HRC NCGC	Senior Partner of Field Atkinson Perraton LLP (Barristers & Solicitors)	5,796	326
Donna Soble Kaufman	1989	AEC NCGC	Lawyer and Corporate Director	6,500	5,381
John Scott Lane	1993	AEC NCGC	Corporate Director	4,130	5,381
Luis Vazquez Senties	2001		President and Chief Executive Officer Group Diavaz (Oilfield Services and Natural Gas Distribution)	-	-
Stephen Gregory Snyder	1996		President and Chief Executive Officer TransAlta Corporation (Electric Industry Holding Company)	49,122	-
Ralph Ambrose Thrall, Jr.	1981	HRC	President McIntyre Ranching Co. Ltd. (Cattle Ranching)	17,637	-

(1) All common share numbers are as of Feb. 14, 2002 and include PSOP units. See page 8 "Performance Share Ownership Plan" for a description of the Performance Share Ownership Plan and definition of PSOP.

(2) See page 5 "Deferred Share Unit Plan" for description of the Deferred Share Unit Plan.

(3) Gordon D. Giffin is not presently a director but is proposed to be nominated as a director at the Meeting.

REMUNERATION OF DIRECTORS

Since 1998, the Corporation has remunerated the members of the board with annual retainers for their services as directors of each of the Corporation, Utilities and Energy in the form of shares or deferred share units of the Corporation. The board believes that ownership of TransAlta common shares or share units by all directors is desirable in order to align their interests with those of TransAlta shareholders. Directors are required to acquire shares having a value equal to three times their annual retainer within three years from the date of their appointment as a director. Directors receive their annual retainer in shares and/or deferred share units of the Corporation as described on page 5 in the section entitled "Deferred Share Unit Plan". The deferred share units must be retained until the director ceases to be a director of the Corporation.

An additional cash retainer is paid to board and committee chairs. Unrelated directors are compensated on a per diem basis for attendance at board or committee meetings, travel time, or while otherwise engaged in TransAlta business at the request of the Corporation. An "unrelated" director is a director who is independent of management and is free from any business relationship or any other interest which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from share holdings. The following is a summary of the compensation paid to directors in 2001:

Directors' Compensation Table

Compensation	Per Year
Director Retainer	500 common shares or deferred share units per quarter, for a total of 2,000 common share or deferred share units(1)
Retainer for Chair of the Board	$150,000(2)
Committee Chair Fee	$5,000 (3)
Meeting Fee*	$1,500 per diem or part thereof, including traveling time, for attendance at board or committee meetings or while otherwise engaged in TransAlta business.(4)
Telephone Meeting Fee*	$1,000
Out of Pocket Expenses	Reimbursed

(1) This includes 1,334 shares in respect of the services performed for the Corporation, 333 shares in respect of the services performed for Utilities and 333 shares in respect of the services performed for Energy.

(2) The Chair retainer fee includes compensation for Chair duties. The Chair receives additional fees for attending committee meetings and board meetings. The Chair also receives the director's retainer.

(3) A maximum annual committee chair fee of $5,000 applies regardless of whether there is more than one committee of the same type representing more than one of the TransAlta corporations. Membership of the various committees of the Corporation, Utilities and Energy is identical and no additional fees are paid to the Chair or members of the committees for committee meetings of Utilities and Energy.

(4) See also note 2. A director receives an additional per diem payment of $1,500 (or $1,000 if it is a telephone meeting) for attending a committee meeting held on the same day as a board meeting, or for attending two different committee meetings on the same day. Officers of the Corporation who are directors are not paid fees for attendance at board or committee meetings.

* Two directors are paid in US$.

Deferred Share Unit Plan

In 1998 the Corporation instituted a Directors' Deferred Share Unit Plan whereby a director may elect to receive the annual retainer either in the form of common shares or in deferred share units ("Units") of the Corporation. If a director elects to receive shares, these shares are purchased through The Toronto Stock Exchange (the "TSE") on a specific fixed date in order to avoid dilution. Costs and expenses of purchasing the shares are borne by the Corporation.

A Unit is a bookkeeping entry, equivalent to a common share, credited to a director's account until retirement. In addition, such accounts are credited with Units equivalent to cash dividends paid on the Corporation's common shares. Upon retirement, the director will receive cash equal to the value of the Units, based on the market value of the Corporation's common shares at the time of the director's retirement.

REMUNERATION OF OFFICERS

Over the past five years, the Corporation has taken deliberate steps to more closely align the compensation of officers with the interest of shareholders. Broadly speaking, this has been accomplished by putting more emphasis on performance-based pay, paying part of compensation in the form of shares with vesting restrictions, and requiring officers to own and retain a minimum number of shares in the Corporation.

In 1997, the Corporation introduced a Performance Share Ownership Plan (the "PSOP") to replace stock options and stock appreciation rights as a long-term incentive plan. In essence, payments under the PSOP require a minimum performance level to vest and are dependent on the total return to shareholders in comparison with a comparator group of corporations until 1999 and the TSE 300 commencing in 2000. In addition, the shares must be retained for a prescribed time frame before they are available for sale. A detailed description of the PSOP is provided beginning on page 8 hereof under the heading "Performance Share Ownership Plan".

In 1999, the Corporation introduced share ownership guidelines for executive officers. Executive officers must own the equivalent of their annual salary in shares within five years of their appointment, and the chief executive officer (the "CEO") must own the equivalent of at least twice his annual salary in shares.

The Corporation believes that these changes have put further emphasis on, and real consequence to increasing shareholder value.

The following table sets forth all annual compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended Dec. 31, 2001, 2000 and 1999 in respect of the president and CEO, and the four other most highly compensated executive officers (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					AWARDS		PAY OUTS
Name and Principal Position	Year	Salary	Bonus	Other Annual Com-pensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($) (1)	(#) (2)	(#)	($)(3)(7)	($)(4)
S.G. Snyder president and CEO (5)	2001 2000 1999	600,000 550,008 545,840	420,000 550,008 290,000	- - -	- - -	- - -	395,669 268,532 515,555	60,974 33,599 35,711
I.A. Bourne executive vice-president and chief financial officer (5)	2001 2000 1999	305,004 275,040 275,040	247,663 192,528 115,517	- - -	- - -	- - -	98,906 236,940 n/a	1,035 588 762
M.A. Nelson executive vice-president, Generation (5)	2001 2000 1999	290,004 250,020 250,020	158,777 175,014 151,762	- 43,150(6) 49,165(6)	- - -	- - -	98,906 78,980 103,111	991 520 291
		Annual Compensation			Long-Term Compensation
					AWARDS		PAY OUTS
Name and Principal Position	Year	Salary	Bonus	Other Annual Com-pensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($) (1)	(#) (2)	(#)	($)(3)(7)	($)(4)
D.L. Farrell executive vice-president, Corporate Development (5)	2001 2000 1999	290,004 250,008 250,008	245,483 175,006 96,253	- - -	- - -	- - -	98,906 78,980 103,111	13,065 12,120 12,271
J.F. Dinning executive vice-president, Sustainable Development and External Relations (5)	2001 2000 1999	275,004 250,008 250,008	223,303 175,006 87,503	- - -	- - -	- - -	84,426 78,980 123,728	13,040 12,114 12,289

(1) The value of perquisites and other such benefits is no greater than the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus of S.G. Snyder, I.A. Bourne, D.L. Farrell and J.F. Dinning for each of the 1999, 2000 and 2001 fiscal years. The value of perquisites and other such benefits is greater than the lesser of $50,000 and 10 per cent of the annual salary and bonus of M.A. Nelson, as described in (6) below.

(2) Amounts in this column reflect the number of common shares of the Corporation granted under option in the year indicated. The Corporation has not granted any stock appreciation rights ("SAR"s).

(3) "LTIP" refers to Long Term Incentive Plan. See "Performance Share Ownership Plan" on page 8.

(4) Amounts in this column reflect premiums paid by the Corporation for each officer for "term life insurance" as well as contributions made by the Corporation towards defined contribution pension benefits, and directors' fees where applicable.

(5) S.G. Snyder was appointed president and CEO effective Sept. 3, 1996. Prior to S.G. Snyder's appointment, he was president and chief executive officer of Noma Industries Limited, an electrical products manufacturing and marketing company. I.A. Bourne was appointed to his current position on June 1, 1998. Prior to this position, he was senior vice-president and chief financial officer effective Jan. 19, 1998. Prior to joining TransAlta, I.A. Bourne was vice-president and chief financial officer of Canada Post Corporation. On Jan. 7, 2002, M.A. Nelson departed from the Corporation as executive vice-president, Generation. M.A. Nelson was appointed to the position he held at the time of his departure on July 18, 2000. Prior to this date, M.A. Nelson was chief executive officer, TransAlta New Zealand, effective Jan. 1, 1999. Prior to Jan. 1, 1999, he held the position of executive vice-president Transmission & Distribution, effective June 1, 1998. Prior to June 1, 1998, M.A. Nelson held the position of vice-president, Transmission & Distribution Operations effective Jan. 1, 1997. Prior to Jan. 1, 1997, M.A. Nelson was vice-president, Retail Energy Marketing. D.L. Farrell was appointed to her current position on Sept. 5, 2000. Prior to this date, D.L. Farrell was executive vice-president, IPP, effective Aug. 1, 1998. Prior to this, D.L. Farrell held the position of vice-president, IPP Development & Energy Marketing. J.F. Dinning was appointed to his current position on Aug. 1, 1999. Prior to this position, J.F. Dinning was executive vice-president, Energy Marketing. Prior to joining TransAlta on Aug. 1, 1997, J.F. Dinning was an elected Member of the Legislature for the Province of Alberta and held the position of Treasurer.

(6) This amount represents the value of perquisites and other such benefits as well as allowances paid to M.A. Nelson as an expatriate employee while working as an officer of the Corporation in New Zealand. Those benefits exceeding 25 per cent of M.A. Nelson's total perquisites are as follows: $8,334 in 2000 and $12,501 in 1999 as a foreign service premium.

(7) The payout amounts reported for 1999 have been revised from prior years. In prior years the number of PSOP units on which the value was calculated was rounded to the nearest thousand. The payout amount has been amended and is based on the actual number of PSOP units awarded.

performance share ownership plan

The following table sets forth information regarding PSOP units awarded to Named Executive Officers during the 2001 fiscal year. A description of the operation of the PSOP is provided under the heading "Summary of PSOP Operation" beginning on page 9 hereof.

Long-Term Incentive Plan Awards During the
Most Recently Completed Financial Year

Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	Minimum # of Units (less than 25th percentile) (2)	Target # of Units (50th percentile) (3)	Maximum # of Units (75th percentile or higher) (4)
S.G. Snyder	0 - 82,000 0 - 76,000 0 - 48,000	1/1/01 to 31/12/03 1/1/00 to 31/12/02 1/1/99 to 31/12/01	0 0 0	41,000 38,000 24,000	82,000 76,000 48,000
I.A. Bourne	0 - 19,400 0 - 27,000 0 - 12,000	1/1/01 to 31/12/03 1/1/00 to 31/12/02 1/1/99 to 31/12/01	0 0 0	9,700 13,500 6,000	19,400 27,000 12,000
M.A. Nelson (5)	0 - 18,600 0 - 24,600 0 - 12,000	1/1/01 to 31/12/03 1/1/00 to 31/12/02 1/1/99 to 31/12/01	0 0 0	9,300 12,300 6,000	18,600 24,600 12,000
D.L. Farrell	0 - 18,600 0 - 24,600 0 - 12,000	1/1/01 to 31/12/03 1/1/00 to 31/12/02 1/1/99 to 31/12/01	0 0 0	9,300 12,300 6,000	18,600 24,600 12,000
J.F. Dinning	0 - 17,600 0 - 24,600 0 - 10,000	1/1/01 to 31/12/03 1/1/00 to 31/12/02 1/1/99 to 31/12/01	0 0 0	8,800 12,300 5,000	17,600 24,600 10,000

(1) Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is of the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP Units, if at the 50th percentile, one half of the maximum number of PSOP units, and at the 25th percentile one quarter of the maximum number of PSOP units. If the percentile TSR is less than the 25th percentile the Named Executive Officer is not awarded any units except at the discretion of the HRC. An exact percentage of units granted is calculated based on exact TSR results. See "Summary of PSOP Operation" on page 9 for information regarding the operation of the PSOP.

(2) Assumes the TSR result is less than the 25th percentile and the HRC does not exercise its discretion to issue any PSOP units.

(3) Assumes the TSR result is at the 50th percentile. Does not include any units issued pursuant to the Dividend Amount (as described below).

(4) Assumes the TSR result is at the 75th Percentile or greater. Does not include any units issued pursuant to the Dividend Amount (as described below).

(5) M.A. Nelson departed from the Corporation on Jan. 7, 2002.

The number of accumulated shares each individual currently has in trust to be paid out are shown in the following table:
Name	Period 2 Payout: Dec. 31, 2002	Period 3 Payout: Dec. 31, 2003	Total
S.G. Snyder	$162,470	$239,380	$401,850
I.A. Bourne	$143,352	$59,838	$203,190
M.A. Nelson	$47,784	$59,838	$107,622
D.L. Farrell	$47,784	$59,838	$107,622
J.F. Dinning	$47,784	$49,868	$97,651

Summary of PSOP Operation

The following is a summary of the manner in which the PSOP operates:

Within 120 days of the beginning of the calendar year, the HRC sets the range of units that the Named Executive Officers are eligible to receive for that compensation period. This range is held over a three-year qualifying period, before the participant is eligible to receive any common shares. The actual number of units a participant may receive at the end of a three-year qualifying period is directly determined by the percentile ranking of total shareholder return ("TSR") of the Corporation's common shares, against a recognized index of publicly traded companies. From 1997 to 1999 inclusive, an index of similar sized energy and related industry companies was used. Beginning in 2000, the TSE 300 has been used for TSR measurement purposes. Where the TSR percentile is at the 75th percentile or higher, the HRC awards the participant the maximum number of units. Where the TSR percentile is at 25 per cent, or at any other percentile between 25 and 75 per cent, the HRC awards the corresponding number of units. Where TSR performance falls below the 25th percentile, the participant is not eligible to receive any units, except at the discretion of the HRC.

When the three-year qualifying period is completed, the participant is eligible to receive additional units, equal to the value of the dividend amount that would have accrued over the three-year qualifying period.

Upon the determination of PSOP eligibility having been made by the HRC, including the accrued dividend calculation (the "Dividend Amount"), withholding taxes and any other deductions that the Corporation is required to make are deducted from the total number of units awarded, the common shares are issued and 50 per cent are released to the participant, with the remaining 50 per cent held in trust for an additional year before the participant is allowed to dispose of shares. Up to and including Dec. 31, 2001, 100 per cent of the shares were held in trust for two years. The PSOP compensation model covers a full four-year period before the participant receives direct benefit from the common shares. This time frame is designed to ensure participants in the plan are focused on long-term shareholder value creation. Subject to the provisions of the employment and change of control agreements described under "Change of Control Agreements" on page 12 hereof, should the participant leave TransAlta at any point prior to the expiry of the three-year qualifying period, they forfeit the right to eligibility for any units covered by that time period. However, they retain the right to shares already issued.

Stock Options

The following table sets forth information concerning exercises of stock options during the 2001 fiscal year by each of the Named Executive Officers and the number and value of unexercised options held by each of them at Dec. 31, 2001. The Corporation discontinued issuing stock options to executives in 1997.

Aggregate Option Exercises in the Most Recently
Completed Financial Year and Financial Year-End Option Values
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) (1)		Value of Unexercised in-the-Money Options at FY-End ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
S.G. Snyder	15,000	131,100	35,000	0	217,000	0
I.A. Bourne	0	0	0	0	0	0
M.A. Nelson	4,000	60,940	10,200	0	67,320	0
D.L. Farrell	5,200	46,800	4,320	0	28,512	0
J.F. Dinning	0	0	0	0	0	0

(1) Each option is exercisable into one common share of the Corporation.

(2) The value of unexercised in-the-money options is calculated based on the closing price of the common shares on the TSE on Dec. 31, 2001 ($21.60) less the exercise price of the option. (No options were repriced or issued during the most recently completed fiscal year.)

Retirement Pension Plan

Members who joined the retirement pension plan (the "Pension Plan") prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Members joining after July 1, 1998 must join the defined contribution option. The Pension Plan is non-contributory and is based on the sum of annual base salary (see "Salary" column of the Summary Compensation Table on page 6) and the individual's annual performance incentive payment (see "Bonus" column of the Summary Compensation Table).

The defined benefit pension benefits are payable for life with a five-year guarantee, are integrated with the Canada Pension Plan benefits and are based on the highest consecutive 60 months pensionable earnings in the last 10 years of employment ("Final Average Earnings"). The basic monthly pension amount is 1.4 per cent for Final Average Earnings up to the Canada Pension Plan earnings base and two per cent for Final Average Earnings above the Canada Pension Plan earnings base, all multiplied by the total number of years in this option ("Credited Service"). However, the Income Tax Act (Canada) limits the annual pension amount payable under the Pension Plan to $1,722 per year of Credited Service.

The defined contribution pension benefits are based on contributions of 10 per cent of pensionable earnings. However, during 2001, pensionable earnings were capped under the Pension Plan at $121,000 resulting in a maximum annual contribution of $12,100 (see "All Other Compensation" column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act limits on defined benefit pension benefits or by the Corporation-imposed limits on defined contribution pension benefits, the Corporation has adopted a supplemental pension plan (the "Supplemental Pension Plan"). The Supplemental Pension Plan provides a defined pension benefit for each year of Credited Service equal to two per cent of Final Average Earnings on pensionable earnings in excess of the above limits.

S.G. Snyder, D.L. Farrell and J.F. Dinning are participants in the defined contribution option. I.A. Bourne and M.A. Nelson are participants in the defined benefit option. Assuming that the Named Executive Officers remain in the employ of the Corporation until the normal retirement age of 65, such officers will have the following number of years of Credited Service: S.G. Snyder, 18, I.A. Bourne, 20, D.L. Farrell, 39 and J.F. Dinning, 20. The table below shows the total annual pension payable under the DB Pension Plan (before integration with the Canada Pension Plan) and/or the Supplemental Pension Plans for various levels of pensionable earnings and Credited Service.

Retirement Pension Plan Table

Remunerati	YEARS OF CREDITED SERVICE
($) (1)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)
50,000	15,000	20,000	25,000	30,000	35,000
75,000	22,500	30,000	37,500	45,000	52,500
100,000	30,000	40,000	50,000	60,000	70,000
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

(1) For participants in the defined contribution option only, "Remuneration" should be interpreted as earnings in excess of $121,000 as the supplemental pension plan only applies to earnings in excess of this amount.

The table below shows the total annual pension payable under the defined benefit option, the defined contribution option and the Supplemental Pension Plan for each Named Executive Officer as of Dec. 31, 2001. The Supplemental Pension Plan applies to earnings in excess of the maximum contribution of $121,000 for those Named Executive Officers in the defined contribution option. Named Executive Officers in the defined benefit option are restricted by the taxation limits described on the previous page.

Named Executive Officer	Defined Benefit Option	Annual Supplemental Pension	Total Estimated Annual Benefits
S.G. Snyder	-	$82,823	$82,823
I.A. Bourne (1)	$6,745	$70,605	$77,350
M.A. Nelson	$48,222	$166,845	$215,067
D.L. Farrell	-	$77,860	$77,860
J.F. Dinning	-	$24,525	$24,525

(1) Ian Bourne earns two years of service for every one year of employment for the first five years of employment with TransAlta.

Indebtedness of Directors and Officers

Subsequent to Jan. 1, 2002, there has been no indebtedness, other than routine indebtedness, outstanding to the Corporation or any of its subsidiaries from any of the Corporation's directors, nominees for election as directors, executive officers, senior officers or associates of any such directors, nominees or officers.

CHANGE OF CONTROL AGREEMENTS

Of the Named Executive Officers, the Corporation has entered into an Executive Change of Control Agreement with each of S.G. Snyder, I.A. Bourne, D.L. Farrell and J.F. Dinning whereby in the event of a Change of Control the Executive shall have the right, for a period of 90 days following the Change of Control which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement. In the event of a Change of Control which was initiated by the Board, the Human Resources Committee will have discretion to determine if the Named Executive Officers shall be granted rights under the agreement. Regardless of whether or not the Change of Control was initiated by the Board, and in the event of a constructive dismissal of the executive by the Corporation, the Named Executive Officer has the right, for a period of 12 months following a Change of Control, to terminate employment and receive the amounts provided for in the agreement.

The Executive Change of Control Agreement states that the Corporation shall pay to such Named Executive Officer: (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base salary); plus (b) an amount equal to two times the annual performance incentive bonus; plus (c) an amount equal to 16 per cent of annual salary to compensate the Named Executive Officer for the loss of employee benefits. If the Named Executive Officer is entitled to a defined benefit pension under the pension plan, such Named Executive Officer would receive normal pension benefits at retirement age, plus an additional cash amount payable as a retiring allowance equal to the difference between the pension benefits and the amount calculated if the Named Executive Officer had two additional years of credited service under the pension plan at termination date. If the Named Executive Officer is entitled to defined contribution pension benefits under the pension plan, such Named Executive Officer would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions. Under the agreement, such Named Executive Officer would also be entitled to exercise immediately all stock options such Named Executive Officer would be entitled to exercise within a period of 60 days following the date of termination. The Named Executive Officer would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the Named Executive Officer would have received had the Named Executive Officer remained employed with the Corporation to the end of the determination period and received the maximum number of units possible.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources Committee

The HRC consists of five unrelated directors: J.C. Donald, J.T. Ferguson, C.H. Hantho (committee chair), L.D. Hyndman and R.A. Thrall, Jr. With the exception of two HRC members who were employees of the Corporation approximately 45 years ago, none of the HRC members are or have ever been executive officers or employees of the Corporation or any of its subsidiaries and the only relationship the HRC members have or have had with the Corporation has been as directors. No members of the HRC have any indebtedness to the Corporation or any of its subsidiaries, nor have they any material interest, or any associates or affiliates that have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Report of the Human Resources Committee

The HRC administers the Corporation's executive compensation program. The HRC has responsibility for reviewing and recommending to the board of directors proposed salaries and benefits paid to corporate officers, performance incentive plans and payments, the granting of stock options, PSOP awards, appointment of executive officers, executive employment contracts, management succession plans, development plans for key management personnel and major retirement pension plan changes. The HRC is also responsible for matters of governance with respect to the Pension Plan. The HRC met six times in person and three times by telephone conference in 2001.

The Corporation's executive compensation program consists of a competitive annual base salary, an annual performance incentive compensation plan and a long-term component consisting of PSOP awards.

Base Salaries

The Corporation's policy has been to pay base salaries to executive officers that are competitive with a comparison group of selected corporations. Corporations in the comparison groups are selected and approved by the HRC based on the recommendations of independent compensation consultants.

Comparison group survey results, collected and compiled by independent compensation consultants, establish the reference point for each senior management position. The median of the survey results determine the normal target level for each position. The base salary for each executive officer is determined by the officer's past experience, experience in the current position and overall individual performance relative to the survey reference point.

Annual Performance Incentive Compensation Plan

The Annual Performance Incentive Compensation Plan (the "Incentive Plan") for executive officers of the Corporation is designed to recognize their contributions to corporate and business results. The Incentive Plan provides for annual cash awards based on corporate and business unit performance. The performance goals and the weight given to the various measures are reviewed by the HRC and, in the case of the CEO, the performance goals are approved annually by the board. The Incentive Plan is designed to place a significant portion of the cash compensation for executive officers at risk each year.

Long-Term Incentive Plan

The use of the corporate stock option plan to compensate executives of the Corporation was suspended in 1997 and no options have been granted to the Named Executive Officers since 1996. The Corporation has adopted the PSOP to determine long-term incentive compensation. A more detailed explanation of the PSOP is provided beginning on page 8 of this management proxy circular.

Chief Executive Officer Compensation

The annual base salary of the president and CEO is determined in the same manner described in the above discussion of base pay determination for all executive officers.

The CEO also participates in the Corporation's Incentive Plan. The performance goals, weight given to the various measures and determination of the level of achievement are reviewed by the HRC and approved by the board.

The CEO is also granted annual awards under the PSOP, as shown in the table "Long-Term Incentive Plan Awards During the Most Recently Completed Financial Year" on page 8.

Employee Stock Options

In 1999, the Corporation introduced an employee stock option initiative whereby each full-time employee below the management level of Director in the Corporation was granted 500 stock options, and each part-time employee was granted 250 stock options pursuant to the terms of the Corporation's Share Option Plan (the "Plan"). Vesting of the options was tied to achievement of earnings per share targets, based on one third of the total vesting amount, at $1.40, $1.50 and $1.60. The strike price was $23.05 for those options granted on Jan. 12, 1999 and $14.15 for those options granted on Jan. 4, 2000 for employees who joined the Corporation during 1999. The 1999 options vested on Feb. 2, 2001 as a result of the Corporation reporting earnings per share of $1.66.

In 2000, the Corporation provided employee stock options in the amounts named above, but on the basis of one quarter of the options vesting each year, over a four year period. The strike price was set at $14.20 for those options granted on Feb. 9, 2000 and $22.00 for those options granted on Jan. 2, 2001 to employees who joined the Corporation during 2000.

In 2001, the Corporation provided employee stock options in the amounts named above on the basis of one quarter of the options vesting each year, over a four year period. The strike price was set at $27.70 for those options granted on May 3, 2001 and $21.60 for those options granted on Jan. 2, 2002 to employees who joined the Corporation during 2001.

In 2001, shareholders approved an increase to the maximum number of common shares that may be issued pursuant to the options granted under the Plan by an additional 7,000,000. These additional shares will enable the Corporation to meet its employee and executive compensation initiative targets up to and including the year 2005. As a result, the Corporation is authorized to issue up to 13,000,000 shares, which would represent less than 10 per cent of the presently issued and outstanding common shares of the Corporation upon the exercise of options granted under the Plan. In addition, the Corporation intends to purchase common shares in the market from time to time pursuant to a normal course issuer bid in order to match the issuance of common shares to employees upon the exercise of options granted under the Plan, thereby avoiding shareholder dilution as a result of the option exercises pursuant to the Plan.

BY THE HUMAN RESOURCES COMMITTEE

J.C. Donald

J.T. Ferguson

C.H. Hantho, committee chair

L.D. Hyndman
R.A. Thrall, Jr.

comparative shareholder return

This line graph and table compare the return on the Corporation's common shares for the period 1997 through 2001, assuming a $100 initial investment at Dec. 31, 1997, with all dividends reinvested, to the cumulative returns, for the same investment with all dividends reinvested, in respect of TSE 300 Total Return Index.

	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
TransAlta	$100	$104	$69	$112	$115
TSE 300	$100	$98	129	$139	$121

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased directors' and officers' liability insurance, which has an aggregate claim limit of approximately $160.2 million each policy year for all directors and officers of the Corporation and its subsidiaries. The annual cost of this coverage is approximately $267,500 and is paid by the Corporation. There is no deductible with respect to claims against insured persons. The Corporation is also insured and a deductible amount of approximately $3.2 million is applicable with respect to losses subject to corporate reimbursement.

CORPORATE GOVERNANCE

TransAlta Corporation and Corporate Governance

Pursuant to the guidelines of the TSE, the Corporation discloses information relating to its corporate governance practices. The Corporation has adopted the TSE definition for corporate governance, which is as follows:

Corporate governance means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities.

The Corporation is not controlled by a significant shareholder and all of the directors of the Corporation, with the exception of the CEO, are unrelated directors. The board of the Corporation has adopted the following guidelines to meet its corporate governance responsibilities. The numbers in parentheses correlate to each of the guidelines set forth by the TSE.

Role of the Board (1)

The board has plenary power and any responsibility that is not delegated to senior management or a board committee remains with the full board. On behalf of the Corporation's shareholders, the board of directors is responsible for the stewardship of the Corporation, choosing the Corporation's CEO, contributing to the development of strategic direction and approving a strategic plan that takes into account an identification of business opportunities and business risks. The board oversees and monitors management's systems for managing business risks and regularly reviews with management the strategic environment, the emergence of new opportunities and risks, and the implications for the strategic direction of the Corporation. The board monitors and assesses performance and progress in meeting the Corporation's long and short-term goals. The board undertakes succession planning for the CEO who also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The CEO in conjunction with the HRC develops succession plans for senior executives which plans are then reported to the full board.

The board reviews the content of the Corporation's major communications to shareholders and the investing public, including the quarterly and annual reports and approves the proxy circular, the annual information form and any prospectuses that may be issued.

The board has put in place certain processes to ensure effective communications between the Corporation, its stakeholders and the public, including creating and maintaining current information on a corporate internet web-site (www.transalta.com) and maintaining a toll-free telephone line (1-800-387-3598) to respond to the questions and concerns of investors.

The AEC regularly reviews with management the integrity of the Corporation's internal control and management information systems and reports to the board.

Each director assumes responsibility for keeping informed about the business of the Corporation and developments in the industry. Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Corporation is active, communications from the CEO to employees, and such other information management considers of interest to the board.

Furthermore, in addition to scheduled board meetings, management regularly engages external experts to make presentations to the board and management on matters affecting the Corporation or the industry. In conjunction with board meetings, directors regularly take part in tours of the Corporation's assets. These informal presentations, discussions and tours facilitate increased discussion between management and the board and provide members of the board with additional context for exercising their duties. In addition, the board encourages senior management to bring employees who have potential as future management, and who would benefit from exposure to the board, into board meetings from time to time.

During 2001, the directors met as a board on eight occasions in person, including one special meeting devoted exclusively to the Corporation's corporate strategy and direction, and six times by telephone conference.

The chairman of the board (the "Chair") meets annually with each director individually to discuss their views about performance of the board and the board committees, the effectiveness of the board, board committees, management, the board-management relationship, their own performance, performance of colleagues on the board, strategy and related matters. The Chair focuses these meetings on those issues of greatest concern to the directors and the CEO, as well as on opportunities for improvement and assesses effectiveness against the mandate of the respective committees. The Chair prepares a report summarizing these conversations and delivers the report to the NCGC for its review and consideration. The Chair and the chair of the NCGC provide a report to the board on the review process and any follow up actions or initiatives being taken. In addition, communications between the directors and management occur as required in addition to the scheduled board and committee meetings.

Committees of the Board (9)

There are three standing committees of the board: AEC, HRC, and NCGC, each of which is composed entirely of unrelated directors and operates according to board-approved terms of reference. The membership and role of these Committees is set out in more detail on pages 12, 18 and 20 hereof. The board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the board will always have an audit committee.

The board, based on a recommendation by the NCGC, rotates committee members and committee chairs approximately every three to five years. The NCGC's recommendation is derived from consultations with the Chair, the CEO and individual directors, with the objective of recognizing and balancing the need for renewal of ideas and continuity and making use of particular expertise. The Chair is a member of all committees of the board.

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee's terms of reference) of the meetings of the committees. Each committee reports to the full board with respect to the proceeding of each meeting. Any director may attend committee meetings as a non-voting, non-quorum member.

The chair of each committee, in consultation with the appropriate members of management and staff, develops the committee's agendas and annually each committee adopts a schedule of agenda subjects based on its terms of reference to be discussed for the ensuing year. This forward agenda is provided to the board and is referred to at each committee meeting to ensure that all matters are addressed.

Committee members are appointed annually, following the Annual Meeting of Shareholders, on the recommendation of the NCGC.

Nominating and Corporate Governance Committee (2-10)

The Committee (4,10)

The NCGC is responsible for developing the Corporation's approach to and overseeing of corporate governance issues as they apply to the Corporation, as described in more detail below. In 2001, the Committee met four times in person. The NCGC is composed of J.T. Ferguson, C.H. Hantho, L.D. Hyndman, D.S. Kaufman (chair) and J.S. Lane.

Composition of the Board (7)

The NCGC is responsible for annually reviewing the composition of the board, including the appropriate background, skills and experience required of board members in the context of the current make-up of the board. The objective of this review is to ensure that the composition of the board provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Corporation. In this regard, the NCGC annually reviews the size of the board and recommends changes in the size of the board when appropriate and recommends to the board nominees for election as directors and for membership on board committees. It is the view of the board that 12 to 15 directors is sufficient to provide a diversity of expertise and opinions, to permit effective committee organization and is appropriate for efficient meetings and decision-making.

The board has determined that it is appropriate for the Corporation to have 13 directors at this time and 13 persons have been nominated as directors of the Corporation to take office at the Meeting.

Independence of the Board (2,3)

The NCGC conducts an annual review of the directors to ensure that the majority of directors are unrelated to the Corporation and that, where any relationships exist, the director is acting appropriately. As a matter of policy the board must be comprised primarily of unrelated directors with a maximum of two related directors. Decisions on matters of corporate governance are made by the unrelated directors. Each director is required to make an annual detailed declaration with respect to employment, business and personal relationships with the Corporation or any of its affiliates, or any other interest and any business or other relationship which would, or could reasonably be perceived to, interfere with their ability to act with the best interests of the Corporation. Twelve of the Corporation's 13 nominated directors are unrelated directors. S.G. Snyder, president and CEO of the Corporation, is a related director of the Corporation.

A director who makes a major change in principal occupation must offer to resign from the board in order to give the board the opportunity to review, through the NCGC, the impact of the change on the composition of the board.

Board Evaluation (5)

The NCGC conducts an annual evaluation of the overall performance of the board and reports back to the board. This assessment, which is in addition to the assessment of the committees and the individual members of the board conducted by the Chair (described under the heading "Role of the Board"), examines the effectiveness of the board as a whole and specifically reviews areas that the board and/or management believe could be improved to ensure the continued effectiveness of the board in the execution of its responsibilities.

The NCGC bases its assessment on the Chair's annual report to the NCGC referred to under "Role of the Board" on page 16 hereof. In addition, every second year the board completes a survey about performance matters, the results of which are compiled and used by the NCGC as a supplemental measurement tool.

The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders. In each year of the term, the NCGC conducts a review of the Chair's performance measured against the Chair's position description. In the second year of the term, based upon its reviews, the NCGC makes a recommendation to the board with respect to the renewal of the Chair's term.

Criteria for Board Membership & Selection of New Director Candidates (5)

Each year the NCGC reviews the criteria applicable to candidates to be considered for nomination to the board and reviews the results of the discussions of the full board regarding the competencies, skills and personal qualities the Corporation should seek in new board members in light of the opportunities and risks facing the Corporation. The objective of this review is to look beyond traditional sources in seeking new board candidates and to ensure that the composition of the board provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Corporation. The review takes into account diversity of background, skills and experience.

The board is responsible for naming suitable candidates to be recommended for election to the board by the shareholders. The NCGC, together with the Chair and the CEO, identifies potential nominees, screens their qualifications and makes recommendations for nomination to the full board. In discussions with prospective candidates, the NCGC ensures that such candidates fully understand the role of the board and the contribution they are expected to make, including the commitment of time and energy the Corporation expects of its directors. Prospective candidates are approached by the Chair, with or without the CEO, to explore their interest in joining the board.

Retirement Age and Director Succession Planning (5)

The current retirement age is 70. The NCGC annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors. This is to ensure that its review of the size and composition of the board and its recruitment of new directors anticipates and addresses the succession planning issues associated with both the loss of skills and experience provided by retiring directors and the need for continuity on the board.

New Director Orientation (6)

New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent board and committee meetings, and meetings scheduled with senior management and other directors. A comprehensive directors manual is also provided to each new director. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

Compensation (8)

The NCGC reviews the compensation of the directors each year and makes recommendations to the board for consideration when it believes changes are warranted. The board has determined that ownership of the Corporation's shares by directors is a desirable way of aligning the interests of directors with those of the shareholders. The director's retainer is paid in common shares or Units of the Corporation at the individual director's election.

Relationship Between Board and Management (11)

To define limits to management's authority, the board has established General Authority Guidelines that identify areas of responsibility that require the involvement of the board, including organizational changes and policy, budgets, plans and financially material commitments, financial, corporate and certain personnel matters. These limits allow for some flexibility within approved budgets but otherwise must not be exceeded without board approval. The board has adopted position descriptions for the board and CEO. The HRC is responsible for evaluating the CEO's performance each year.

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the board's skills. Open discussions between the board and members of management about issues facing the Corporation are facilitated through presentations by guest speakers and other informal gatherings.

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO in the previous year. The results of this annual review are communicated to the unrelated directors. The Chair and the chair of the HRC communicate this performance evaluation to the CEO. The HRC uses the evaluation in its deliberations concerning the CEO's annual compensation.

Independence of the Board From Management (12)

The board has generally chosen to separate the positions of Chair of the board and the CEO. The Chair's responsibilities are set out in a position description that encompasses the Chair's role as it relates to the board, committees and the CEO. The Chair of the board, J.T. Ferguson, is chosen by the full board, is an unrelated director and serves as independent board leader. The Chair provides leadership to enhance board effectiveness, manages the board, acts as a liaison between board and management and when requested represents the Corporation to external groups. In the Chair's absence, the chair of the NCGC acts in this capacity.

Audit and Environment Committee (13)

The AEC reviews matters affecting financial reporting, the role and adequacy of internal accounting and financial controls, and internal audit procedures and plans. It is also responsible for reviewing environmental, health and safety issues. The AEC recommends to the board of directors the appointment of external auditors and the extent of their work. The AEC also reviews and recommends to the board for approval the annual financial statements, annual information form, and certain other documents required by regulatory authorities. The AEC monitors and reports to the board on risks inherent in the business and related risk management programs, and compliance with environmental regulations affecting the Corporation. The AEC is composed solely of outside directors who are unrelated. All members of the AEC are financially literate and at least one member has accounting or related financial expertise. The AEC has adopted a formal written mandate that has been approved by the full board and that sets out the AEC's responsibilities.

The Corporation continually seeks to achieve a balance between controls relating to financial and other matters that give the board appropriate assurances that its responsibilities are discharged. As such, the Corporation has adopted a Code of Conduct that sets out the key principles and policies governing the organization. The board, through the AEC, reviews the key policies of the Corporation, as required, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and the board and its subsidiaries. In addition, management and both the internal and external auditors provide regular reports on internal control matters to the AEC, which then reports to the full board.

In 2001, the AEC met six times in person and four times by telephone conference. At all six meetings at which the AEC met in person, it met separately with the Corporation's director of internal audit and the external auditors. The AEC is composed of S.J. Bright, R.S. Deane, J.T. Ferguson, C. Hampson, D.S. Kaufman and J.S. Lane (chair), all of whom are unrelated directors.

Independent Advisors (14)

If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as board members, they may engage such an advisor at the expense of the Corporation, provided that they have first obtained the authorization of the NCGC.

Summary of Attendance of Directors (4)

The following table sets out the attendance of directors at board meetings and committee meetings for which they were members of the committee.

Director	Board Meetings Attended	Committee Meetings Attended
L.I. Bell (1)	12 of 12	11 of 11
S.J. Bright	14 of 14	8 of 8
R.S. Deane	11 of 14	4 of 4
J.C. Donald	13 of 14	5 of 9
J.T. Ferguson	14 of 14	21 of 23
C. Hampson	11 of 14	9 of 10
C.H. Hantho	14 of 14	12 of 13
L.D. Hyndman	12 of 14	10 of 13
D.S. Kaufman	14 of 14	12 of 14
J.S. Lane	11 of 14	12 of 14
J.W. Madill (2)	7 of 7	4 of 5
S.G. Snyder	14 of 14	N/A
R.A. Thrall, Jr.	12 of 14	7 of 9
L. Vazquez (3)	N/A	N/A

(2) L.I. Bell resigned in August 2001 to accept the position of President and CEO of BC Hydro.

(3) J.W. Madill retired in May 2001.

(4) L. Vazquez was appointed to the board Dec. 13, 2002. There were no board meetings held between the time of his appointment and year-end.

(5) The overall attendance was 92 per cent at board meetings and 86 per cent at committee meetings for the year.

APPOINTMENT OF AUDITORS

Management of the Corporation proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, as auditors of the Corporation to hold office until the next annual meeting of shareholders. Unless specified in a paper, telephone or internet proxy form that the common shares of the Corporation represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees paid or accrued by the Corporation for the audit and other services provided by Ernst & Young LLP for the fiscal year 2001.

Audit Fees	$1,036,537
Other	$2,324,502
Total	$3,361,039

The Audit Committee has considered and agreed the provision of the non-audit services listed as "Other" in the table is compatible with maintaining the independence of Ernst & Young LLP.

OTHER MATTERS

Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated May 2, 2001, and documents incorporated by reference therein. Additional financial information regarding the Corporation is provided in the Corporation's comparative consolidated financial statements for the year ended Dec. 31, 2001. Copies of these documents, the Corporation's annual information form for the fiscal year ended Dec. 31, 2001 (when it becomes available) and documents incorporated by reference therein (when they become available), any interim financial statements for periods subsequent to Dec. 31, 2001 and additional copies of this management proxy circular may be obtained upon request from the director, Investor Relations, TransAlta Corporation at 110 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail 'investor_relations@transalta.com'.

If the person requesting the documents is not a security holder of the Corporation, he or she may be required to pay a reasonable charge for these documents.

Corporate information is also available on TransAlta Corporation's internet web-site: http://www.transalta.com.

DIRECTORS' APPROVAL

The contents of this management proxy circular and the sending thereof to each shareholder whose proxy is solicited, and to Ernst & Young LLP has been approved by the board of directors of the Corporation.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

S.G. Snyder
President and Chief Executive Officer

I.A. Bourne
Executive Vice-President and Chief Financial Officer

Rodger D. Conner
Corporate Secretary

Calgary, Alberta
March 14, 2002

TransAlta Corporation

THIS IS YOUR PROXY DO NOT DESTROY THIS IS AN IMPORTANT DOCUMENT

The undersigned hereby appoints John T. Ferguson, Chair of the board, or failing him, Stephen G. Snyder, president and chief executive officer, or instead of the foregoing persons,

as proxyholder of the undersigned with full power of substitution, to vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the Annual Meeting (the "Meeting") of shareholders of TransAlta Corporation (the "Corporation") to be held on Wednesday, May 1, 2002 at The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta T2P 2M3 and at any continuation after an adjournment thereof.

Items on which shareholder's action is required:

1. Election of Directors For Withhold

01 S.J. Bright 02 R.S. Deane 03 J.C. Donald 04 J.T. Ferguson, F.C.A. 05 G.D. Giffin 06 C. Hampson, C.B.E. 07 C.H. Hantho, C.M., F.C.A.E.	08 L.D. Hyndman, O.C., Q.C. 09 D.S. Kaufman 10 J.S. Lane 11 L. Vazquez Senties 12 S.G. Snyder 13 R.A. Thrall, Jr.

Voting Instructions

If you support all of the nominees, please mark the above "For" box;

OR if you wish to support only certain nominees, mark the above "For" box and strike out the name(s) of those nominee(s) you wish to withhold your authority to vote on;

OR if you wish to withhold the authority to vote for all of the nominees,

mark the above "Withhold" box.

2. Appointment of Ernst & Young LLP as Auditors For Withhold

This proxy is solicited by and on behalf of the management of the Corporation. The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated as his or her nominee to attend and act at the said meeting, or at any adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy. The form of proxy must be deposited at the head and registered office of the Corporation not less than 24 hours prior to the time fixed for holding the Meeting.

The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for and will be voted as directed by each shareholder. If no choice is specified the shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Corporation. Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons must sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign. If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

The undersigned hereby revokes any proxy previously given with respect to the Meeting. The shares represented by this proxy will be voted on any ballot that may be called for and, where the shareholder has specified a choice with respect to the matters herein, will be voted as directed herein, or if no direction is given with respect to any matter, will be voted in favour of the resolution with respect to such matter.

The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Information Circular, be in English only. Le soussigne confirme sa volonte expresse que ce document et les documents se rattachant a la presente, y compris la circulaire d'information, soient rediges en anglais seulement.

Shareholder's Signature

_______________________________

Date __________________________________, 2002

.

VOTING OPTIONS AND INSTRUCTIONS

Other options available to convey your voting instructions are further described on the enclosed blue sheet "Voting Options and Instructions", and in the Management Information Circular for:

(1) telephone voting; or

(2) internet voting

VOTE BY MAIL:

4. In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons should sign.

5. Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by the shareholder.

6. The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

7. If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

8. A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation by mail or delivery to the head and registered office of the Corporation not less than 24 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

9. For further information, see the Management Information Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you. Have this Proxy Form in hand when you call. You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form. The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET: www.proxyvoting.com/transalta

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information. Have this form in hand when you access the website. You will be prompted to enter your 13 digit Control Number.

IMPORTANT NOTICE TO SHAREHOLDERS:

Canadian income tax legislation requires that holders of common shares of TransAlta Corporation provide their Social Insurance Number (SIN) to the person (the issuing company, trustee or agent) who prepares tax information slips on your behalf. If you have not yet provided your SIN, please provide it on this proxy.

Note: This requirement only applies to individuals residing in Canada and Canadian citizens residing outside of Canada.

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SIN (Canada)

Your Control Number

I

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Rodger Conner

(Signature)

Rodger Conner, Corporate Secretary

Date: April 2, 2002